Schedule A

The name, present principal occupation or employment and citizenship of each of the executive officers, directors and managers of Hess Investments North Dakota LLC, Hess Corporation and Chevron Corporation. Unless otherwise noted, the business address of each individual is c/o Chevron Corporation, 1400 Smith Street, Houston, TX 77002.

Managers and Executive Officers of Hess Investments North Dakota LLC

Name	Present Principal Occupation or Employment	Citizenship
Jonathan C. Stein	Chief Executive Officer	United States
Gabriela B. Boersner	President	United States and Venezuela
Michael J. Chadwick	Vice President	United States and United Kingdom
Gerbert G. Schoonman	Vice President	United States and the Netherlands

Executive Officers and Directors of Hess Corporation

Name	Present Principal Occupation or Employment	Citizenship
Robert C. Neff Jr.	Director and President	United States
Uriel M. Oseguera	Director and Vice President	United States
Harsh Goyal	Director	Singapore
Luis Aguilar, Jr.	Secretary	United States
Kari H. Endries	Vice President and Assistant Secretary	United States
Brent Gros	Vice President	United States
Kevin McLachlan	Vice President	Canada, Ireland, and United Kingdom
Bruce Niemeyer	Vice President	United States
Alan Stewart Pitts	Vice President	United Kingdom
Nicola E. Woods	Vice President	United States and United Kingdom

Executive Officers of Chevron Corporation

Name	Present Principal Occupation or Employment	Citizenship
Michael K. Wirth	Chairman and CEO	United States
Eimear P. Bonner	Chief Financial Officer	United States
Mark A. Nelson	Vice Chairman	United States
R. Hewitt Pate	Chief Legal Officer	United States
T. Ryder Booth	Chief Technology and Engineering Officer	United States
Jeff B. Gustavson	President, New Energies	United States
Robert C. Neff Jr.	President, Upstream	United States
Andrew B. Walz	President, Downstream, Midstream & Chemicals	United States

Directors of Chevron Corporation

Name	Present Principal Occupation or Employment	Citizenship
Wanda M. Austin	Retired President and CEO, The Aerospace Corporation	United States
John B. Frank	Vice Chairman, Brookfield Oaktree Holdings, LLC	United States
Enrique Hernandez, Jr.	Executive Chairman, Inter-Con Security Systems, Inc.	United States
John B. Hess	Former Chairman and CEO, Hess Corporation	United States
Marillyn A. Hewson	Retired Chairman, CEO, and President, Lockheed Martin Corporation	United States
Thomas W. Horton	Senior Advisor, Global Infrastructure Partners, and Former Chairman, President, and CEO of Americal Airlines	United States
Jon M. Huntsman Jr.	Vice Chairman and President, Strategic Growth, Mastercard Incorporated	United States
Charles W. Moorman	Former Senior Advisor and CEO, Amtrak and Retired Chairman and CEO, Norfolk Southern Corporation	United States

Dambisa F. Moyo	Co-Principal, Versaca Investments	United Kingdom and Zambia
Debra Reed-Klages	Retired Chairman, CEO, and President, Sempra	United States
D. James Umpleby III	Former Executive Chairman, Caterpillar Inc.	United States
Cynthia J. Warner	Former President and CEO, Renewable Energy Group, Inc.	United States
Michael K. Wirth	Chairman and CEO, Chevron Corporation	United States